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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER


   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act Of 1934



                          for the month of June 2001


                        Commission File Number 0-31943



                                 ImagicTV Inc.
                 (Translation of Registrant name into English)



           One Brunswick Square
        14/th/ Floor, P.O. Box 303
     Saint John, New Brunswick, Canada                             E2L 3Y2

 (Address of Principal Executive Offices)                         (Zip Code)


                                (506) 631-3000
                          --------------------------
             (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     X      Form 40-F___________
         ----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______  No:     X
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     This Form 6-K is filed under the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registration Statement on Form S-8 Reg. No. 333-53910 of ImagicTV Inc. and the related prospectus.
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Information furnished on this form:

        Notice of Annual Meeting of Shareholders and Management Information Circular (dated June 20, 2001)

        Annual Report (for fiscal year ended February 28, 2001)
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Exhibit Index:

1.1 Notice of Annual Meeting of Shareholders and Management Information Circular (dated June 20, 2001)

1.2    Annual Report (for fiscal year ended February 28, 2001)
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                                   SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              ImagicTV Inc.
                              ------------------------------------------------
                              (Registrant)


                              By:    /s/ Marjean Henderson
                                 ---------------------------------------------
                                     Vice President, Finance and Chief
                                     Financial Officer


Date: June 28, 2001